IRVINE VENTURE LAW FIRM, LLP

    ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

July 10, 2009

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hartman Short Term Income Properties XX, Inc. File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated June 29, 2009.  The amendment number 5 to the Form S-11 has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

1.          Prospectus Cover Page, page i. Please refer to Item 501(b)(8)(iii) of Regulation S-K and revise to provide your escrow arrangements associated with this offering.

1.           In response to your first comment, we have added footnote (2) on the cover page describing our escrow arrangement.

   Prospectus Summary, page 5

2.          We note your response to comment 3. Please revise to disclose when you were formed. Please see Item 11 to Form S-11.

2.           We have added a statement that the registrant was formed on February 5, 2009 in the first sentence of the Prospectus Summary.

Policy with Respect to Leverage, page 10

3.
We note your response to comment 7 of our letter dated May 15, 2009 that the 50% debt limitation only applies to secured debt incurred to acquire or hold properties. Your disclosure that your limitation is 50% of total capitalization does not fully reflect your response. Please revise to clarify your 50% debt limitation.

Duc Dang, Esq.
Securities and Exchange Commission
July 10, 2009

3.           In response to this comment, we have clarified the disclosure to state that the 50% debt limitation relates to 50% of the value of the registrant’s real property assets.

Property Management and Leasing Fees - HIR Management, page 17

4.
We note your response to comment 12 and the revised disclosure on page 70 that you will charge a higher percentage for smaller properties and those with lower revenues and a lower percentage for larger properties with higher revenues. Please revise to clarify how you will determine whether a property is small or large, or produces lower or higher revenues, so that investors can understand your fee structure. Provide similar disclosure under "Property Manager" on page 70.

4.           We have revised our disclosures on pages 17, 70 and 73 to clarify that the 4% management fee applies to office buildings under 100,000 square feet in size or $1,000,000 in gross annual revenues and the 3% fee applies to office buildings that are 100,000 square feet and more in size with gross annual revenues of $1,000,000 or more.

Share Redemption Program, page 19

5.
We note your response to comment 15. In the case of redemptions that are not satisfied in the quarter they are initially requested, please revise to clarify if the redemption price will be based on the time such request is made or when it is finally filled.

5.           We have added an explanation on page 20 and on page 199 of the operation of the share redemption plan if the volume of redemptions requested exceeds the quarterly limitation under the plan.  If those limitations prevent the registrant from redeeming shares, those shares will remain in line to be redeemed with priority based on the date that the redemption is first requested.  The redemption price will be the value of the shares as of the date of redemption.  The presenting shareholder may withdraw a request for redemption by submitting written instructions withdrawing your redemption request at any time prior to the redemption.

Will I be notified of how my investment is doing, page 27

6.
Refer to the discussion of valuations in the first full paragraph on page 28. Please revise to clarify whether you will continue to base share value on the offering price of your common stock until 18 months after the end of the offering covered by this registration statement, or if you will use the offering price valuation until 18 months after the end of this offering and any subsequent primary offering of your stock.

Duc Dang, Esq.
Securities and Exchange Commission
July 10, 2009

6.           We have clarified the language appearing on pages 7 and 28, to the effect that we will use the offering price during the offering and for 18 months thereafter.  If we engage in a subsequent offering, we will use the offering price for our shares to value the shares during that offering (unless a subsequent offering is underway within eighteen months of the close of this offering, in which case the price at which our shares are then being offered will apply).  After 18 months after the close of this offering, our board will determine the value of our shares.

Certain Conflict Resolution Procedures, page 82

7.
We note your response to prior comment 26 and the revised disclosure at the bottom of page 83. Please revise further to clarify how the board will determine fair market value of properties purchased from your affiliates in the absence of an independent appraisal.

7.           We have added a brief explanation of how the board can determine the fair market value of a property to be acquired, including properties that may be acquired from an affiliate, as follows:  “Our independent directors may elect to determine the value of a property based on the application of an appropriate capitalization rate to the property’s net income or, in appropriate situations, recent sales prices of comparable properties or they may opt to require an independent appraisal of any such property.”

8.           Investment Objectives and Criteria, page 85
We note that your name indicates a "short term income" focus. Please revise your disclosure here to discuss the implied focus.

8.           We added an explanation of the registrant’s expected life cycle from initial public offering through liquidation on pages 85 to 86, as follows:  “We believe that we will require up to 2 to 3 years after the close of this offering to acquire a portfolio of real property assets, up to 5 years to fully lease the properties and bring them to their potential value.  After that time, we expect to commence the sale and liquidation of our portfolio or cause our shares to be listed for sale on a national securities exchange.  We believe that our projected time table is a short term cycle in the context of a real estate investment fund raising capital, acquiring a portfolio of properties, bringing the properties up to their potential in income and value, and liquidating the portfolio.”

Prior Performance Summary. page 136

9.           Please revise to clarify whether the disclosure describes the sponsor's experience with other programs in the last 10 years. Revise as necessary to limit the disclosure to the sponsor's experience during the last 10 years. Refer to Item 8.A of Industry Guide 5.

9.           On page 137 in the introductory paragraph to the prior performance summary we have added a sentence to make clear that while the sponsor has been in the real estate business for over 25 years, the summary describes his experience over the last 10 years, consistent with Item 8.A of Industry Guide 5.

Duc Dang, Esq.
Securities and Exchange Commission
July 10, 2009

Public Programs, page 137 Private Programs, page 138

10.
We note your response to comment 31 and the additional disclosure about the losses experienced during the first several quarters of operations for your sponsor's prior programs. In addition, we note that several of HIREIT’s properties currently have occupancy rates lower than 70%. Please tell us why the low occupancy rates are not considered adverse developments or revise to discuss such developments.

10.             We have added a brief explanation of how purchasing buildings with relatively low occupancy rates enables us pay less for the properties than if the properties had been more fully leased.  As these properties were acquired with occupancy levels as low or lower than currently shown, no adverse development has occurred. In addition, we have stated that recent losses in occupancy are not material.

11.
We note you have provided the amount raised and investor figures for Houston RE Income Properties XIV, LP but not for any of the other programs disclosed here. Please revise to provide similar disclosure for the others.

11.           We have added the requested figures showing the amount that each program listed in the table raised and from how many investors the funds were raised.  Information regarding Houston RE Income Properties XIV and Houston RE Income Properties XV has been removed.

Prior Performance Tables

12.             Please refer to Instruction 1 to Appendix II to Industry Guide 5 and revise to provide the requested narrative disclosure.

12.             We have added Appendix A following the financial statements.

13.             Please confirm that the private programs described in the prior performance summary, other than Hartman Income Properties XVIII, Ltd., all closed prior to the most recent five years.

13.             That is correct.  All of the private programs described in the prior performance summary, other than Hartman Income Properties XVIII, Ltd., closed prior to the most recent five years.

14.            Please tell us why you have omitted the tenant-in-common programs from the prior performance tables.

We have added the results of the tenant-in-common programs consistent with our telephone discussion on July 8, 2009.

Table I. Experience in Raising and Investing Funds, page A-1

Duc Dang, Esq.
Securities and Exchange Commission
July 10, 2009

15.            Please revise the table to limit disclosure of Hartman Commercial Properties REIT to 2006 results, consistent with the period that Mr. Hartman was affiliated with this program. We note similar disclosure in the prior performance summary on page 137.

15.  We have added a footnote to Table I to explain that the HCP REIT offering closed on October 2, 2006, the same day that Mr. Hartman’s affiliation with the program ended.  Mr. Hartman was affiliated with HCP REIT for the entire period of the offering so there is no need to limit the disclosure to 2006. We had explained this in the prior performance summary on page 137, but failed to mention it in the footnotes to Table I.

Table II. Compensation to Sponsor, page A-2

16.            We note that for Hartman Commercial Properties REIT, you disclose advisory/acquisition fees of $556,263. Please reconcile that with your disclosure in Table I of zero acquisition fees.

16. With respect to Hartman Commercial Properties REIT we have revised Table II to correctly identify acquisition fees as such.  Table I has been revised accordingly.

17.         We note that you have aggregated the property and partnership management fees. Please note that Industry Guide 5 requests such disclosure be segregated. Please revise to disclose each of the noted fees individually.

17.    We have revised Table II to segregate the respective fees and reimbursements as requested by Industry Guide 5 and consistent with your comment

Table III. Annual Operating Results of Prior Real Estate Programs, page 11-6

18.	Please explain to us why you have disclosed "income before minority interest" instead of net income on a GAAP basis, as requested by Industry Guide 5.

18          “Income before minority interests” is a presentation of income on a GAAP basis excluding income properly allocable to minority limited partners in the operating partnership of that REIT.  Properties owned by Hartman Commercial Properties REIT are owned by one or more operating partnerships.  The majority interest in the operating partnerships is owned by Hartman Commercial Properties REIT.  Presentation of income before the minority interests presents the operating results of the entire program which we believe is the appropriately relevant and meaningful disclosure.

19.	Please explain to us the calculation that resulted in zero amounts for the "federal income tax results."

Duc Dang, Esq.
Securities and Exchange Commission
July 10, 2009

19.    The source of the information presented in Table III for Hartman Commercial Properties REIT is Amendment No. 4 to Form S-11 filed August 31, 2004 at page A-17.  The table included figures for years 1999 thorough 2003.  In our presentation we removed years 1999 and 2000 and added years 2004, 2005, and the portion of 2006 during which Mr. Hartman was affiliated with the particular program.  Information added was derived from public filings.  The previously filed information did not include the federal tax results to which you refer.  Subsequent to Mr. Hartman’s affiliation with this program, we are not in possession of tax return information which would be required to provide the federal income tax results.  Accordingly we have identified zero amounts for all years presented.

Part II

20.
We note your response to comment 40 that the disclosure is provided elsewhere. The requested disclosure is required in Part II to this registration statement pursuant to Item 33 of Form S-11. Please revise your disclosure accordingly.

20.          We have added item 33 to Part II to discuss the two recent sales of the registrant’s securities.

Undertakings, page 11-2

21.	Please revise to provide the undertakings required by Item 512(a)(6), as previously requested.

21.   We believe that we have now added the requisite undertakings to Part II.

22.	Please revise to include information for the Garden Oaks Shopping Center and the Northeast Square Shopping Center or tell us why you believe these acquisitions should not be included in Table VI.

22.             We did not include information regarding the acquisitions of the Garden Oaks and Northeast Square Shopping Centers in Table VI because the acquisitions of those properties have not been completed as of the date of the S-11.  We disclose at page 140 that the board of Hartman Income REIT has approved the acquisition of those properties and the related party nature of the transaction.

Duc Dang, Esq.
Securities and Exchange Commission
July 10, 2009

Please call the undersigned with any questions or concerns as you review the S-11A.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff